AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                                  CONSOLIDATED BALANCE SHEETS*

                    Millions of Mexican pesos of June 30, 2003, purchasing power



                                                                                  At June 30,
                                                             -----------------------------------------------------

                                                                                      Millions of U.S. Dollars(**)
                                                                                      ----------------------------
                                                                 2002        2003            2002        2003
                                                              --------      -------        -------        -----
                               ASSETS
Current assets:
   Cash and cash equivalents                                 Ps  1,581    Ps  1,537     US$    151   US$    147
   Pledged securities                                              164            -             16            -
   Accounts receivable                                           3,812        3,644            365          349
   Due from related parties                                        206          365             20           35
   Exhibition rights                                               326          426             31           41
   Inventories                                                      55          105              5           10

      Total current assets                                       6,143        6,077            588          581

Accounts receivable from Unefon. S.A. de C.V. (Unefon)           2,078        2,039            199          195
Property, machinery and equipment-Net                            2,440        2,263            234          217
Television concessions-Net                                       3,724        3,791            356          363
Exhibition rights                                                1,215        1,224            116          117
Investment in Unefon                                             1,824        1,757            175          168
Investment in Todito.com, S.A. de C.V. (Todito)                    355          251             34           24
Advance payments to Pappas Telecasting through Azteca America      693        1,357             66          130
Other assets                                                     1,426        1,150            136          110
Goodwill-Net                                                     1,558        1,461            149          140
Deferred income tax asset                                          223          129             21           12

      Total assets                                           Ps 21,679    Ps 21,499     US$  2,075   US$  2,057


               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

   Current portion of long-term bank loans                   Ps     47    Ps     47     US$      5   US$      5
   Current portion of senior secured notes                                    1,746                         167
   Short-term debt                                                 310          607             30           58
   Interest payable                                                287          277             28           27
   Exhibition rights payable                                       518          478             50           46
   Accounts payable and accrued expenses                         1,034        1,096             99          105
   Due to related parties                                          137          152             13           15

      Total current liabilities                                  2,334        4,404            223          421

Long-term liabilities:
   Senior secured notes                                          7,311        5,611            700          537
   Bank loans                                                    1,594        1,286            153          123
   Advertising advances                                          3,304        3,566            316          341
   Unefon advertising advances                                   2,245        2,111            215          202
   Todito advertising, programming and services advance            636          434             61           42
   Exhibition rights payable                                       205          162             20           15

      Total long-term liabilities                               15,295       13,170          1,464        1,260

      Total liabilities                                         17,629       17,574          1,687        1,682

Stockholders equity:
   Capital stock                                                 2,939        2,939            281          281
   Premium on the issuance of capital stock                        172          172             16           16
   Insufficiency in the restatement of capital                    (680)      (1,164)           (65)        (111)
   Accumulated deficit                                            (797)        (290)           (76)         (28)

Majority stockholders'equity                                     1,634        1,657            156          159
Minority stockholders'equity                                     2,416        2,268            231          217

      Total stockholders' equity                                 4,050        3,925            388          376

      Total liabilities and stockholders' equity              Ps 21,679    Ps 21,499     US$  2,075   US$  2,057


      End of Period Exchange Rate                            Ps   9.96    Ps  10.45

* Mexican GAAP.

**The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2003, expressed as of June 30, 2003 purchasing power, translated at the exchange rate of Ps. 10.45 per U.S. dollar.

                            AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                                  CONSOLIDATED RESULTS OF OPERATIONS*

                    Millions of Mexican pesos of June 30, 2003, purchasing power




                                                                         Six months ended June 30,
                                                            ------------------------------------------------------

                                                                                      Millions of U.S. Dollars(**)
                                                                                      ----------------------------
                                                                 2002        2003            2002        2003
                                                              --------      -------        -------        -----

Net revenue                                                 Ps  3,212    Ps  3,178     US$    307     US$  304
                                                              --------      -------        -------        -----

Programming, production, exhibition and transmission costs      1,387        1,244            133          119
Sales and administrative expenses                                 488          503             47           48
                                                              --------      -------        -------        -----

Total costs and expenses                                        1,875        1,748            179          167
                                                              --------      -------        -------        -----

Operating profit before depreciation and amortization           1,337        1,430            128          137

Depreciation and amortization                                     291          197             28           19
                                                              --------      -------        -------        -----

Operating profit                                                1,046        1,234            100          118
                                                              --------      -------        -------        -----

Other expense -Net                                               (173)        (203)           (17)         (19)
                                                              --------      -------        -------        -----

Comprehensive financing cost:
Interest expense                                                 (532)        (533)           (51)         (51)
Other financing expense                                           (28)         (75)            (3)          (7)
Interest income                                                    97           80              9            8
Exchange loss -Net                                               (518)         (27)           (50)          (3)
Gain on monetary position                                          35           18              3            2
                                                              --------      -------        -------        -----

Net comprehensive financing cost                                 (946)        (538)           (91)         (51)
                                                              --------      -------        -------        -----

(Loss) income before provision for income tax and
deferred income tax                                               (73)         493             (7)          47

Provisions for:
Income tax                                                        (89)         (72)            (8)          (7)
Deferred income tax expense                                         -          (30)             -           (3)
                                                              --------      -------        -------        -----

Net (loss) income                                           Ps   (161)    Ps   391     US$    (15)    US$   37
                                                              --------      -------        -------        -----

Net income of minority stockholders                         Ps    117     Ps   283     US$     11     US$   27
                                                              --------      -------        -------        -----

Net (loss) income of majority stockholders                  Ps   (278)    Ps   108     US$    (27)    US$   10
                                                              --------      -------        -------        -----


End of Period Exchange Rate                                 Ps   9.96     Ps 10.45

* Mexican GAAP.
**The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2003, expressed as of June 30, 2003 purchasing power, translated at the exchange rate of Ps. 10.45 per U.S. dollar.

                             AZTECA HOLDINGS, S.A. DE C.V. AND SUBSIDIARIES
                                    CONSOLIDATED RESULTS OF OPERATIONS*

                     Millions of Mexican pesos of June 30, 2003 purchasing power




                                                                         Second quarter ended June 30,
                                                            ------------------------------------------------------

                                                                                      Millions of U.S. Dollars(**)
                                                                                      ----------------------------
                                                                 2002        2003            2002        2003
                                                              --------      -------        -------        -----

Net revenue                                                 Ps  1,880     Ps  1,806    US$    180     US$  173
                                                              --------      -------        -------        -----

Programming, production, exhibition and transmission costs        801           676            77           65
Sales and administrative expenses                                 241           241            23           23
                                                              --------      -------        -------        -----

Total costs and expenses                                        1,042           917           100           88
                                                              --------      -------        -------        -----

Operating profit before depreciation and amortization             838           889            80           85

Depreciation and amortization                                     145            97            14            9
                                                              --------      -------        -------        -----

Operating profit                                                  693           792            66           76
                                                              --------      -------        -------        -----

Other expense -Net                                                (99)         (122)           (9)         (12)
                                                              --------      -------        -------        -----

Comprehensive financing cost:
Interest expense                                                 (271)         (261)          (26)         (25)
Other financing expense                                           (41)          (55)           (4)          (5)
Interest income                                                    46            39             4            4
Exchange (loss) gain  -Net                                       (628)          166           (60)          16
Gain (loss) on monetary position                                   18            (4)            2           (0)
                                                              --------      -------        -------        -----

Net comprehensive financing cost                                 (877)         (114)          (84)         (11)
                                                              --------      -------        -------        -----

(Loss) income before provision for income tax and
deferred income tax                                              (283)          556           (27)          53
Provision for:
Income tax                                                        (21)          (28)           (2)          (3)
Deferred income tax expense                                        (7)          (30)           (1)          (3)
                                                              --------      -------        -------        -----

Net (loss) income                                            Ps  (312)    Ps    497    US$    (30)   US$    48
                                                              --------      -------        -------        -----

Net income of minority stockholders                          Ps    21     Ps    249    US$      2    US$    24
                                                              --------      -------        -------        -----

Net (loss) income of majority stockholders                   Ps  (333)    Ps    248    US$    (32)   US$    24
                                                              --------      -------        -------        -----


End of Period Exchange Rate                                  Ps  9.96     Ps  10.45


* Mexican GAAP.
**The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2003, expressed as of June 30, 2003 purchasing power, translated at the exchange rate of Ps. 10.45 per U.S. dollar.